                                                                                                                                                       Exhibit 12

UNITED TECHNOLOGIES CORPORATION
            AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Quarter Ended March 31,
In Millions of Dollars	2003	2002

Fixed Charges:
Interest expense	$91	$99
Interest capitalized	3	4
One-third of rents*	20	16

Total Fixed Charges	$114	$119

Earnings:
Income before income taxes and minority interests	$746	$698

Fixed charges per above	114	119
Less: interest capitalized	(3)	(4)
	111	115

Amortization of interest capitalized	1	1

Total Earnings	$858	814

Ratio of Earnings to Fixed Charges	7.53	6.84

* Reasonable approximation of the interest factor.